CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

May 30, 2006                                                                                                                                                                                                                                            Trading Symbols: TSX Venture - CGR
US; OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. has received assay results from the first four holes drilled this year at its Robertson property in the Battle Mountain - Cortez - Eureka gold belt of north-eastern Nevada USA. The drill program is being directed by Robert McCusker, a qualified person under N.I. 43-101. Principal gold intersections from the holes were as follows: (note CR 06-01 has not yet been drilled)

CR 06-02	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)

	75	105	30	0.028
	550	595	45	0.185
Including	(550	585)	30	0.256

CR 06-03	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)

	420	435	15	0.034
	605	655	50	0.079
Including	(625	650)	25	0.131

All four holes were drilled within the 39A/Gold Pan Zone.

CR 06-04	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)

	490	675	185	0.053
Including	(560	620)	60	0.092

CR 06-05	From (ft.)	To (ft.)	Thickness (ft.)	Assay (Au, oz/t.)

	630	665	35	0.027
	680	755	75	0.102
Including	(705	755)	50	0.129

CR 06-02 and CR 06-03 offset previous intercepts in holes AT-65 and AT-66, which intersected 105 ft/0.036 from 480 ft and 50 ft/0.069 oz Au/t from 545 ft, respectively. CR 06-02 was collared 125 ft northeast of AT-65 and 105 ft southeast of AT-66 and CR 06-03 was collared 142 ft east of AT-66.

CR 06-04 and CR 06-05 were designed to fill in wide gaps between existing drill holes. CR 06-04 was drilled between AT-57, which cut 265 ft averaging 0.081 oz Au/t and AT-66, which cut 55 ft averaging 0.067 oz Au/t. Similarly, CR 06-05 filled an important gap between AT-40, which returned 125 ft averaging 0.080 oz Au/t, and AT-50, which returned 30 ft averaging 0.027 oz Au/t.

Hole CR 06-04 is located 100 ft east of AT-57 and 100 ft north of At-66. CR 06-05 is located 100 ft southeast of AT-44 and 105 ft southwest of AT-40.

The four RC drill holes were all vertical and reported intercepts represent true thickness. Assays were done by ALS Chemex, a certified assay laboratory. The drilling contractor is Lang Exploratory Drilling of Elko, NV, a Division of Boart-Longyear.

The drilling program continues. Further assays will be released when received. This release prepared was by Chris Sampson, P. Eng., Director and V.P. Exploration of Coral Gold a qualified person under N.I. 43-101.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin,
Director

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